ORIGINAL

Final Amendment

03019263

File No.24-10006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SILVERSTAR STUDIOS, LLC

A California Limited Liability Company Organized on March 21, 2001

8001 Irvine Center Drive, Suite 1040
Irvine, California 92618
Telephone: 949/585-0044

Employer ID # 33 - 0966599

Final Post-Effective Amendment
Silverstar Studios, LLC
File No. 24-10006

The accompanying notification cover page evidences our request to abandon the above-identified Regulation A, LLC offering effective March 4, 2003. The offering was only approved for sale in four states, and we have determined that the minimum offering proceeds will not be reached. Thus, this request is being made to amend the final offering statement to change the final termination date from September 30, 2003 to March 4, 2003. All sums raised from prospective investors to date and held in escrow will be promptly returned to such prospective investors, with interest, but minus appropriate escrow fees. No further attempts to sell the offering will be made.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on the ___________ day of ________________________________, 200____.

Silverstar Studios, LLC (Issuer)

By: ____

Sunny Kohli, Owner of LLC Manager